Via Facsimile and U.S. Mail
Mail Stop 4720

June 25, 2009

Stephen M. Elliston
President
Advanced Viral Research Corp.
Six Executive Plaza, Suite 283
Yonkers, NY 10701

Re: **Advanced Viral Research Corp.**
       Item 4.01 Form 8-K filed June 5, 2009
       File No. 000-18293

Dear Mr. Elliston:

        We have completed our review of your Item 4.01 Form 8-K and have no further
comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant